SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                            MFN FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  55272N104
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                    with  a copy to:
         Stephen Feinberg                           Robert G. Minion, Esq.
         450 Park Avenue                            Lowenstein Sandler PC
         28th Floor                                 65 Livingston Avenue
         New York, New York  10022                  Roseland, New Jersey  07068
         (212) 421-2600                             (973) 597-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  May 20, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 55272N104
________________________________________________________________________________
 1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
 2)  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
 3)  SEC Use Only
________________________________________________________________________________
 4)  Source of Funds (See Instructions):  WC
________________________________________________________________________________
 5)  Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
Items 2(d) or 2(e):
                             Not Applicable
________________________________________________________________________________
 6)  Citizenship or Place of Organization:           United States
________________________________________________________________________________
     Number of                            7) Sole Voting Power:               *
     Shares Beneficially                  8) Shared Voting Power:             *
     Owned by
     Each Reporting                       9) Sole Dispositive Power:          *
     Person With:                        10) Shared Dispositive Power:        *
________________________________________________________________________________
 11) Aggregate Amount Beneficially Owned by Each Reporting Person:      735,757*
________________________________________________________________________________
 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                  Not Applicable
________________________________________________________________________________
 13) Percent of Class Represented by Amount in Row (11):      7.4%*
________________________________________________________________________________
 14) Type of Reporting Person (See Instructions):       IA, IN
________________________________________________________________________________
* Cerberus Partners, L.P. ("Cerberus") is the holder of 133,947 shares of common stock of MFN Financial Corporation (the "Company"); Cerberus International, Ltd. ("International") is the holder of 410,562 shares of common stock of the Company and certain private investment funds (the "Funds") in the aggregate are the holders of 191,248 shares of common stock of the Company. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 735,757 shares of common stock of the Company, or 7.4% of those issued and outstanding. See
   Item 5 for further information.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.01 per share (the "Shares"), of MFN Financial Corporation (the "Company"), whose principal executive offices are located at 100 Field Drive, Suite 340, Lake Forest, Illinois 60045.

Item 2.   Identity and Background.

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P. ("Cerberus"), and the investment manager for Cerberus International, Ltd. ("International") and certain other private investment funds (the "Funds"). Cerberus, International and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          The Shares were acquired on behalf of Cerberus, International and the Funds pursuant to an Order of the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, dated March 10, 1999, confirming the Plan of Reorganization, as amended (the "Plan") of Mercury Finance Company ("Mercury") under the United States Bankruptcy Code. Pursuant to the Plan, certain holders of Mercury's indebtedness, including Cerberus, International and the Funds, received, among other consideration as set forth in the Plan, the Shares described herein. All funds used to purchase the securities of Mercury, which resulted in the issuance of Shares pursuant to the Plan, came directly from the assets of Cerberus, International and the Funds, respectively.

Item 4.   Purpose of Transaction.

          The acquisition of the securities referred to in Item 5 is for investment purposes on behalf of Cerberus, International and the Funds, respectively, and Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in
Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth herein the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999, as of April 30, 1999, there were issued and outstanding 10,000,000 Shares. As of May 20, 1999,
(i) Cerberus was the holder of 133,947 Shares, (ii) International was the holder of 410,562 Shares and (iii) the Funds in the aggregate were the holder of 191,248 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus,

International and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 735,757 Shares, or 7.4% of those issued and outstanding.

          During the past sixty days, the only transactions in Shares by Mr. Feinberg, or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were the receipt of the Shares by each of Cerberus, International and the Funds pursuant to the Plan.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.

Item 7.   Material to be Filed as Exhibits.

          Not applicable.


                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                    As of May 20, 1999


                                    /s/ Stephen Feinberg
                                    ____________________________________________
                                    Stephen  Feinberg,  in  his  capacity as the
                                    managing  member  of  Cerberus   Associates,
                                    L.L.C.,  the  general  partner  of  Cerberus
                                    Partners,   L.P.,  and  as   the  investment
                                    manager for each of Cerberus  International,
                                    Ltd. and the Funds


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).